SECURITIES AND EXCHANGE COMMISSION

                 Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of AUGUST, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)



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              <Logo Indosat apperas here>




      INDOSAT PLANS TO RESTRUCTURE ITS BORROWINGS


Jakarta, 7 August 2003. PT Indosat Tbk (Indosat or
Company) plans to restructure its borrowings to strengthen its financial position and to support the plan to merge Satelindo and IM3 into Indosat.
Currently, the Company and its consolidated subsidiaries, Satelindo and IM3, have bonds and long-term loans denominated in both Rupiah and US
Dollar denomination.

The Company will determine the restructuring plan and the financial institution to assist with the implementation plan, soon.

Widya Purnama, President Director of Indosat said
:The plan to restructure our borrowings is aimed at reducing our foreign currency and interest rate change exposure. In addition, it supports the ongoing implementation of our transformation programme and our plan to merge Satelindo and IM3 into Indosat.
The Company is currently reviewing the appointment of the financial institution to assist in this plan.

Indosat is a leading telecommunication and information
 provider in Indonesia providing : cellular, fixed telecommunication and multimedia, data communication
& internet (MIDI). In the first quarter 2003, cellular
 business contributed 55% of Company's operating revenues, IDD (27%) and MIDI & others (18%).
Indosats shares are listed in the Jakarta and Surabaya Stock Exchanges (JSX:ISAT) and its American
Depository Shares are listed in the New York Stock
Exchange (NYSE:IIT).


For further information please contact :

Corporate Communications Division
Telp : 62-21-3869614
Fax  : 62-21-3804045
Email : investor @indosat.com
Website : www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com

 SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: August 8, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President